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                             January 17, 2023

       King Yip Cheng
       Chairman, Executive Director and Chief Executive Officer
       Roma Green Finance Limited
       Flat 605, 6/F., Tai Tung Building
       8 Fleming Road
       Wanchai, Hong Kong

                                                        Re: Roma Green Finance
Ltd
                                                            Amendment No. 3 to
Draft Registration Statement on Form F-1
                                                            Submitted December
21, 2022
                                                            CIK No. 0001945240

       Dear King Yip Cheng:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 3 to Draft Registration Statement on Form F-1 Submitted December 21, 2022

       Explanatory Note , page i

   1. We note your response to comment 4. Please further revise the section of your Prospectus
                                                        Summary titled
"Implications of Being a Holding Company" to state that your have no cash management
policies or procedures. Additionally, please make conforming changes to your disclosure
elsewhere in your prospectus to reflect the revisions made to the cover page of your IPO
prospectus. In this regard, we note that your revisions here delete the word "formal" in
relation to cash management policies. However, your risk factor on page 26 and the cover
page the resale prospectus continue to state that you do not maintain "formal cash
management" policies or procedures.
 King Yip Cheng
FirstName  LastNameKing  Yip Cheng
Roma Green   Finance Limited
Comapany
January 17,NameRoma
            2023       Green Finance Limited
January
Page 2 17, 2023 Page 2
FirstName LastName
Preliminary Prospectus Cover Page, page 1

2. You state that the shares held by the Pre-IPO Investors are being registered "in this prospectus." Please revise to indicate that the shares are being registered in the separate resale prospectus.
Recent Regulatory Development in the PRC, page 20

3. We note your revisions in response to comment 5, however the statement of the opinion of your Hong Kong legal counsel speaks only to permissions from Hong Kong authorities to issue your ordinary shares to foreign investors. Please revise to indicate that counsel's opinion is that you are not required to seek approval from the CSRC, CAC or any other
         PRC authority to offer your ordinary shares to foreign investors, to the extent accurate. In addition please disclose that if you were to become subject to PRC laws and/or authorities you could incur material costs to ensure compliance and experience devaluation of your securities or delisting.
Enforceability of Civil Liabilities, page 39

4. Your disclosure in this section states that the auditors of your company reside outside the
         United States. Please reconcile this statement with the disclosure elsewhere saying that your auditor is headquartered in California.
General

5. We note your response to prior comment 7, including revisions to the risk factor beginning on page 26 titled "The PCAOB's HFCAA Determination Report dated
         December 16, 2021..." Please revise your disclosure elsewhere throughout your prospectus to provide conforming changes regarding the status of the Statement of
         Protocol Agreement between the PCAOB and the China Securities
Regulatory
         Commission and Ministry of Finance. For example, we note your discussion in the section titled "Holding Foreign Companies Accountable Act (the "HFCA Act")" beginning on page 12 of your Prospectus Summary.
6. We note your response to comment 3. Please include a similar cross-reference to the consolidated financial statements on the cover page of the resale prospectus.
7. We note your disclosure on the resale prospectus cover page that the selling stockholders will sell their shares "at prevailing market prices or at privately negotiated prices." Please include a placeholder for the initial public offering price, as well as the most recent trading price and confirm that you will include such information in the Rule 424(b)
         prospectus filed in connection with this resale offering. Refer to Instruction 2 to Item
         501(b)(3) of Regulation S-K.
 King Yip Cheng
Roma Green Finance Limited
January 17, 2023
Page 3

       You may contact Suying Li at 202-551-3335 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact
Kate Beukenkamp at 202-551-3861 or Erin Jaskot at 202-551-3442 with any other questions.



                                                         Sincerely,
FirstName LastNameKing Yip Cheng
                                                         Division of
Corporation Finance
Comapany NameRoma Green Finance Limited
                                                         Office of Trade &
Services
January 17, 2023 Page 3
cc:       Celia Velletri
FirstName LastName